UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

ORBSAT CORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68557F100

(CUSIP Number)

Bruce W. Bennett

100 So Ashley Dr #500

Tampa, Florida 33021

727-542-2019

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 28, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP No. 68557F100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce W. Bennett - ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US

NUMBER OF	5	SOLE VOTING POWER
SHARES
		300,000

BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
		300,000

PERSON WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.42%. (Based on 3,564,299 ________ shares of the Company’s stock outstanding as of October 27, 2020).

12	TYPE OF REPORTING PERSON*

IN

Item 1(a).	Name of Issuer:

ORBSAT CORP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

Item 2(a).	Name of Person Filing.

This statement is being filed by Bruce W. Bennett (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

100 So Ashley Dr. #500, Tampa, FL 33602

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number.

68557F100

Item 3.	Type of Person

IN

Item 4.	Ownership.

(a) Amount beneficially owned: 300,000 (1)

(b) Percent of class: 8.42%. (Based on 3,564,299 shares of the Company’s stock outstanding as of October 28, 2020).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 300,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 300,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020	/s/ Bruce W. Bennett
Bruce W. Bennett